CNX Resources Corp
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
April 22, 2020

Mr. John Hodgin
Petroleum Engineer
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Re: CNX Resources Corp
Form 10-K for the Year Ended December 31, 2019
Filed April 17, 2020
File No. 001-14901
Dear Mr. Hodgin:
Below sets forth the responses of CNX Resources Corp (the "Company" or "we" or "our") to the specific comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated April 17, 2020. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

1.
The disclosure relating to your producing wells indicates that you have gross producing oil wells but no corresponding net producing oil wells. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. Refer to Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully submit that all of the gross producing oil wells are non-operated properties in which the Company only has a royalty interest. As CNX owns no working interest in these wells, they are not presented as net producing oil wells. In future filings we will modify the 2019 table as shown below to clarify the disclosure.

	Gross	Net
Producing Gas Wells (including gob wells) - Working Interest	4,650	4,510
Producing Oil Wells - Working Interest	—	—
Producing Gas Wells - Royalty Interest	1,862	—
Producing Oil Wells - Royalty Interest	151	—
Net Acreage Position:
Proved Developed Acreage	337,700	337,700
Proved Undeveloped Acreage	28,916	28,916
Unproved Acreage	5,192,777	3,868,533
Total Acreage	5,559,393	4,235,149

2.
The gross and net figures relating to the disclosure of your proved developed and proved undeveloped acreage appear to be identical. Revise your disclosure as may be necessary or tell us why a revision is not needed. Refer to the disclosure requirements in Items 1208(a) and (b) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully submit that the acreage associated with our proved developed and proved undeveloped reserves are fully controlled by CNX, and we own 100% of the working interests in such acreage. As a result, our gross and net acreage positions are equal. Additionally, we have excluded from the calculation of our proved properties any acreage held by joint interest partners. In future filings we will include a disclosure to the following effect: “All of our acreage identified as proved developed and undeveloped is controlled fully by CNX through ownership of a 100% working interest.”

3.	Expand your presentation of expiring acreage to include the figures relating to both your gross and net proved undeveloped acreage. Refer to disclosure requirements in Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have included in the table below the figures relating to both gross and net proved undeveloped acreage at December 31, 2019.

	Gross Unproved Acres	Net Unproved Acres	Gross Proved Undeveloped Acres	Net Proved Undeveloped Acres
Held by production/fee	5,102,172	3,818,255	18,356	18,356
Expiration within 2 years	43,468	24,102	4,235	4,235
Expiration beyond 2 years	47,137	26,176	6,325	6,325
Total Acreage	5,192,777	3,868,533	28,916	28,916
We respectfully submit that we will revise the table in subsequent filings to reflect the expiring acreage of both gross and net proved undeveloped properties.

4.
The figures relating to your disclosure of the total gross and net unproved acreage and the total net proved acreage presented on page 10 appear to be inconsistent with the corresponding figures for such acreage presented elsewhere on page 9. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully advise the Staff that the two tables for net proved undeveloped acres are intended to present similar information in different ways, primarily to address the effects of acreage that falls partially within and partially outside of a development unit. Nevertheless, we note that the acreage subject to expiration does not change under either methodology and in each case approximately 1% of the overall acreage position is at risk of expiring.
The key difference in how the information is presented in the two tables is whether acreage both inside and outside of a development unit is categorized as proved developed or undeveloped or as unproved.
The table on page 9 calculates developed and undeveloped acres by referencing only the percentage of acreage developed inside of a producing unit, thereby producing a more conservative presentation of Proved Developed and Proved Undeveloped Acreage, and a higher Unproved Acreage line item.
The table on page 10, which reflects our exposure to potential lease expiration in accordance with Item 1208(b) of Regulation S-K, presents acreage categories based on the actual terms of the applicable leases, which acreage is then recategorized to producing developed acreage based on whether it is located within a producing unit or not.

The gross and net unproved acres presented on page 10 represent only the acreage expiring and held by production/fee in our current long-term drill plan or active land program (reference comment below table on page 10).
In future filings, we will adjust the table on page 10 as shown in comment 3 above, to align these methodologies and present consistent disclosures between the tables for both gross and net undeveloped acreage and gross and net unproved acreage.

5.
The disclosure relating to your drilling and other exploratory and development activities indicates the figures exclude gob wells and wells drilled by operators other than your primary joint venture partners. Revise your disclosure to include these wells or tell us why a revision is not needed. Refer to the disclosure requirements in Item 1205 of Regulation S-K.

Response: We acknowledge the Staff’s comment. We respectfully submit that we do not own a significant working interest in non-operated wells, and the total net share of this working interest for the Company is less than 0.5 net wells for each of the three years reported.  We have historically excluded the gob wells from this table because the Company's only capital investment related to these wells is the gathering infrastructure (as Coronado IV LLC funds the drilling of these wells to support the effective ventilation of its underground mining operation). This result is a zero net well for CNX’s interest in gob well locations. There are approximately 25 gob wells drilled per long-wall panel and approximately 2 long-wall panels are mined per year.  The gob wells are drilled approximately six to twelve months prior to underground longwall mining. We do not believe that this information is material to a public investor’s ability to assess our drilling and other exploratory and development activities, and we believe including this information may risk confusing investors as to the relative insignificance of our gob wells. To clarify, Coronado IV LLC is the owner of the Buchanan Mine that was sold by CNX in 2016 and we continue to coordinate functions to maintain safety for both operations.

6.
Your disclosure indicates there were 35.0 net development wells that were drilled but remained uncompleted as of December 31, 2019. Tell if you consider the proved reserves associated with these wells to be developed or undeveloped as of December 31, 2019. To the extent that the reserves associated with these wells are undeveloped, refer to Rule 4-10(a)(31)(ii) of Regulation S-X and tell us if these wells are part of a development plan adopted by management as of December 31, 2019, including the Board, if such approval is required.

Response: We acknowledge the Staff’s comment. We respectfully submit that the reserves associated with the 35.0 net development wells were classified as undeveloped as of December 31, 2019. These wells were included in the plan that was adopted by management and approved by the Board of Directors, all 35 net development wells are scheduled to be completed and turned-in-line (TIL) within 2 years from December 31, 2019, and all 35 net development wells will be turned-in-line within 5 of the initial disclosure, per Rule 4-10(a)(31)(ii). In future filings we will include a disclosure to the following effect: “The Company includes drilled and uncompleted net development wells in proved undeveloped reserves and the Company intends to complete and turn-in-line the wells within 5 years of initial disclosure.”

7.
If you expect the proved undeveloped reserves associated with your drilled but uncompleted wells will take more than five years to convert to developed status since initial disclosure, refer to the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time.

Response: We acknowledge the Staff’s comment. As described in our response to Comment 6, all 35.0 net wells will be turned-in-line within 5 years of initial disclosure.

8.
The explanation for the material changes that occurred in total proved reserves and proved undeveloped reserves due to extensions and discoveries for the period ending December 31, 2019 indicates these changes were related to the addition of wells more than one offset location away with the continued use of reliable technology. Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment. In future filings we will include an expanded disclosure to the following effect: “The Company uses reliable technologies when assigning reserves to undeveloped locations, including wire line open-hole log data, performance data, geological log cross sections, core data, and statistical analysis. The statistical methods use production performance of analog wells and include data from operated and competitor wells. We also use geophysical data that includes data from our wells, published documents, state data-sites and data exchanges to confirm continuity of the formation.”

9.
The figures relating to the changes that occurred in your total proved reserves due to extensions and discoveries appear to be inconsistent with the corresponding figures relating to such changes that occurred in your proved undeveloped reserves for the period ended December 31, 2019. Revise your disclosure as may be necessary to clarify the reason(s) for this inconsistency or tell us why a revision is not needed.

Response: We acknowledge the Staff’s comment. We respectfully submit that the extensions and discoveries identified in the table on page 114 include reserves associated with proved undeveloped and proved developed producing assets. The extensions and discoveries associated with proved undeveloped reserves is 1,570,576 MMCFE, while an additional 76,721 MMCFE is attributable to proved developed producing reserves. The 76,721 MMCFE includes four exploratory Utica wells converted to proved producing in 2019 and two developmental Utica wells on acreage acquired in 2019 and subsequently converted to proved producing status. The combined result leads to the reported total proved extensions and discoveries of 1,647,297 MMCFE. In future filings we will include a disclosure to the following effect: “Total proved extensions and discoveries are a combination of proved developed and proved undeveloped reserves; and, extensions and discoveries for proved developed reserves are associated with non-operated assets and exploratory wells”.

10.
The disclosure of the changes that occurred in your proved undeveloped reserves during fiscal 2019 indicates that you removed a total of 1,176,282 MMcfe out of the 3,386,457 MMcfe in proved undeveloped reserves disclosed at December 31, 2018 due to changes in the development plan. Refer to the guidance associated with Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs) and tell us the extent to which all of the proved undeveloped locations disclosed at December 31, 2018 were part of an adopted development plan reviewed and approved by management and approved by the Board as of December 31, 2018. As part of your response, explain to us how a change of this magnitude is consistent with having a final investment decision at the time these reserves were disclosed as proved undeveloped reserves.

Response: We acknowledge the Staff’s comment. We respectfully submit that the development plan in place at December 31, 2018 was approved and authorized by management and the Board of Directors, and management and the Board of Directors considered controlled acreage, well performance, infrastructure availability, downstream commitments and commodity price projections and prioritized investment economics with the highest returns at that time. The approval of that plan, by the management team and by the Board of Directors, considered our financial capacity and return on investment goals while maintaining compliance with certain financial metrics.
The Company maintains a 5-year development plan that supports these long-term growth objectives for the Company, and the plan is reviewed periodically to ensure that our highest rate of return wells are prioritized within the plan. This review incorporates newly acquired acreage, updated economic assumptions, marketing considerations, gathering constraints and revised well projections. If the review identifies wells that have superior economics to those in our previous plan, then revisions are made to reflect these improvements within the constraints of our current financial capacity. In future filings we will include disclosures regarding changes in our investment decision factors when those result in plan changes that have a material impact on our proved undeveloped reserves. For example, for 2019 the disclosure would be to the following effect: “The changes in our 5-year plan were due to increased dry gas investment which increased dry gas proved undeveloped reserves and decreased wet gas investment which lowered wet gas proved undeveloped reserves. The investment shift was a result of a significant decrease in forecasted liquids price realizations in the 5-year plan.”

11.
Considering your history of material changes to the development plan underlying your estimates of proved undeveloped reserves during each of the last three fiscal years, describe for us the particular controls you have in place to ensure compliance with Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X. As part of your response, additionally describe the steps that your management and Board take to evaluate departures from previously adopted development plans in determining the level of certainty regarding such revised development plans.

Response: We acknowledge the Staff’s comment. Throughout each fiscal year, our asset assessment process is subject to a periodic review by our land, geology, engineering, regulatory, marketing and financial planning and analysis teams. This assessment goes through a detailed evaluation of the development schedule on the basis of acreage position, commodity prices, availability and access to downstream infrastructure, lease and other commitments, our financial capacity and ultimately each project economics. The completion of this assessment and the resulting detailed 5-year development schedule is approved by the head of our geology, engineering, marketing and financial planning group. The development schedule and the detailed business plan, as well departures from previously adopted development plans inherit in that plan, are then reviewed in the 4th quarter of each year by the management team and with our Board of directors for approval and for adoption as our 5-year business plan. A portion of the schedule is then incorporated into the reserve report which is then audited by a third-party engineering firm.
We believe the internal control processes described above have been consistently applied and ensure compliance with Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X. The plan changes over the last 3 years were related to unique business and economic circumstances. In 2017, our joint venture partner Hess significantly reduced their capital allocation to the Ohio Utica thereby decreasing the expected development activity in the 5-year plan. In 2018 the joint venture assets were sold and the remaining proved undeveloped wells in the 5-year plan were removed. In 2019 the changes were a result of the conditions discussed in the response to Question 10 above. In future filings we will provide additional disclosure on our internal control processes used to develop the 5-year development plan and if there is a material change in proved undeveloped reserves due to a change in the 5-year development plan we will include disclosures to explain those changes.

12.
The net quantities of proved undeveloped gob reserves that have been reported for more than five years appears to have declined year-on-year over the last three fiscal years. Explain to us in reasonable detail the reason(s) for the changes in net quantities for each of the last three years.

Response: We acknowledge the Staff’s comment. We respectfully submit that Coronado IV LLC continues to operate the Buchanan Mine and CNX Resources continues to drill GOB wells, in front of mining, which allows them to maintain a safe work environment for their employees. Coronado IV LLC has mined 2 longwall panels on average every year, and CNX drills upwards of 50 GOB wells to gather the volumes being liberated from the collapse of the GOB. As mining progresses and GOB wells are drilled, a portion of the proved undeveloped GOB reserves is converted to proved developed producing reserves and remain there until the economic limit is met. As a result, the proved undeveloped GOB reserves that have been reported for more than five years will continue to decline as those reserves are converted to proved developed producing reserves in conjunction with Coronado’s IV LLC’s mining operations. In future filings we will include a disclosure to the following effect: “The annual decline in proved undeveloped gob reserves is a result of conversion to proved developed gob reserves”.

13.
Tell us the extent that the development schedule relating to the net quantities of proved undeveloped gob reserves that have remained undeveloped for more than five years at December 31, 2019, e.g. the approximately 248,570 MMcfe, extends beyond Coronado IV LLC’s the current operating plan for the Buchannan Mine.

Response: We acknowledge the Staff’s comment. We respectfully submit that Coronado IV LLC routinely provides CNX Resources with the life-of-mine timing maps that identify their long-term development plans This is a requirement that is stipulated in a Master Safety and Cooperation Agreement between the parties (this agreement governs how CNX and Coronado IV LLC communicate and coordinate operations to maintain the safety and efficiency of both operations). CNX Resources interprets these life-of-mine timing maps, which have been consistent over the past several years, in order to assign GOB reserves to the respective future mining areas. In future filings we will include a disclosure to the following effect: “Reserves are all attributable to acreage within the current operating plan identified by the life-of-mine timing maps for the Buchanan Mine”.

14.
The reserves report indicates that a table was to follow this letter that sets forth CNX’s estimates of net reserves and future net revenue, by reserves category; however, this table is not included as an attachment to Exhibit 99.1. Provide us with the referenced table.

Response: We acknowledge the Staff’s comment. We respectfully submit that the table referenced was omitted in Exhibit 99.1 and is shown below.

SUMMARY OF NET RESERVES AND FUTURE NET REVENUE
CNX RESOURCES CORPORATION INTEREST
AS OF DECEMBER 31, 2019

							Investment
	Net Reserves			Future	Operating		Including	Future Net Revenue (M$)
	(1)Oil(1)	NGL	Gas	Gross Revenue	Expenses	Taxes	Abandonment		Discounted
Category	(MBBL)	(MBBL)	(MMCF)	(M$)	(M$)	(M$)	(M$)	Total	at 10%

Proved Developed Producing	1,087.4	59,799.9	4,469,450.2	11,061,850.1	4,928,490.0	222,408.1	152,304.7	5,758,648.3	2,491,826.4
Other Revenue and Costs(2)	—	—	—	61,247.7	13,530.3	—	—	47,717.4	47,244.0
Total Proved Developed Producing	1,087.4	59,799.9	4,469,450.2	11,123,097.8	4,942,020.3	222,408.1	152,304.7	5,806,365.7	2,539,070.5

Proved Developed Non-Producing	—	—	4,082.7	10,844.2	4,207.5	382.1	109.5	6,145.2	2,663.9

Proved Undeveloped	4,278.3	16,044.3	3,464,873.5	8,355,645.4	2,549,794.3	184,306.9	968,658.3	4,652,885.0	1,634,667.4

Total Proved	5,365.8	75,844.3	7,938,406.4	19,489,587.2	7,496,022.5	407,097.1	1,121,072.6	10,465,394.7	4,176,401.4
Totals may not add because of rounding.

Note:
Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

(1)	The oil volumes include crude oil and condensate.

(2)	Other revenue and costs include revenue from field-specific gas price hedge contracts and costs associated with the Buchanan County pipeline.

This table contains CNX Resources Corporation's estimates of net reserves and future net revenue.

All estimates and exhibits herein are part of this NSAI report and are subject to its parameters and conditions.

* * * * *
We believe these satisfy the Staff’s requests. We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Additionally, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-3030

Very truly yours,

/s/ Donald W. Rush
Donald W. Rush
Executive Vice President and Chief Financial Officer